[FR LETTERHEAD]
November 14, 2008
VIA OVERNIGHT UPS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Rakip

Re:	First Industrial Realty Trust, Inc.
Form 10-K for fiscal year ended December 31, 2007
Filed February 25, 2008
Schedule 14A
Filed April 10, 2008
File No. 1-13102
Dear Mr. Rakip:
     We are writing to respond to the comments of the Staff contained in a letter, dated September 10, 2008, relating to the above-referenced filings of First Industrial Realty Trust, Inc. (the “Company”). Set forth below are the comments (in italics) as set forth in the Staff’s letter and immediately below each comment is the response of the Company. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the above-referenced filings.
Form 10-K for the fiscal year ended December 31, 2007
Item 2. Properties, page 13
1.	Please tell us your average annual rental per square foot on a portfolio basis for the most recently completed fiscal year and provide such disclosure in future filings.
The average annual rental per square foot on a portfolio basis for 2007 was $4.48. This was calculated by taking the monthly base rent (cash basis) per the terms of the leases, as of December 31, 2007, and multiplying times twelve. The Company will include this disclosure in future Form 10-K filings.

Securities and Exchange Commission
Attention: Mark Rakip, Staff Accountant
November 14, 2008

2.	We note that the average occupancies for several properties listed on page 17 are disclosed as “N/A.” Please tell us why you are not able to disclose an occupancy rate for those properties.
The table included on page 17 discloses properties that the Company acquired during the year ended December 31, 2007. The average occupancy disclosure is a point in time disclosure and is the occupancy of the property or properties as of December 31, 2007 for our properties that are classified as in-service. As defined in Item 1, our in-service portfolio includes all properties other than developed, redeveloped and acquired properties that have not yet reached stabilized occupancy (defined as properties that are 90% leased). As discussed in footnotes (a) and (b), the occupancy of any property that the Company has sold prior to December 31, 2007 or that is not classified as in-service, the occupancy is shown as N/A.
First Industrial Realty Trust. Inc.
Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies
Investment in Real Estate and Depreciation, page 61
3.	We note that you classify properties as held for sale when management has approved the properties for sale. Please tell us whether you consider the other criteria that are to be met in the period where you classify as held for sale a long-lived asset in accordance with paragraph 30 of SFAS 144. Further, please clarify your methodology in future filings.
Management ensures that any property that is classified as held for sale meets all of the criteria (a through f) of paragraph 30 of SFAS No. 144. In future filings, the Company will modify its held for sale disclosure to clarify that all criteria has been met.
4.	We note that you amortize below market leases over the remaining noncancelable terms of the respective leases. For below market leases, their value should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, if applicable. The resulting value would be amortized over the remaining non-cancelable lease term plus any fixed rate renewal periods, if applicable. Please tell us how the utilization of this methodology as opposed to your estimation of the remaining expected lease terms

Securities and Exchange Commission
Attention: Mark Rakip, Staff Accountant
November 14, 2008

would have affected your financial statements. Further, please clarify your methodology in future filings.
Management agrees with the Staff’s comment that in some cases the fair value of below market leases should include the non-cancelable lease term and applicable renewal options and also that the amortization period for the liability should coincide with the period used in measuring the liability at the acquisition date. The Company’s calculates below market lease liabilities and the corresponding amortization periods related to below market leases on the remaining non-cancelable lease terms plus any fixed rate renewal periods only for leases that contain bargain renewal options. The Company looks to the definition of bargain renewal options within paragraph 5(e) of Statement of Financial Accounting Standard No. 13, “a provision allowing the lessee, at his option, to renew the lease for a rental sufficiently lower than the fair rental of the property at the date the option becomes exercisable that exercise of the option appears... to be reasonably assured.”
The Company evaluates each real estate lease acquired to determine whether a renewal option is a bargain renewal option based on the facts and circumstances existing at the acquisition date. The Company concluded none of the leases included bargain renewal options. Accordingly, the liability for each below market lease acquired was calculated solely based on the non-cancelable lease term and is being amortized over that same period. The Company will update its disclosure in future Form 10-K filings to reflect the consideration the Company gives to option renewals.
5. Mortgage Loans Payable, Senior Unsecured Notes, Net and Unsecured Line of Credit, page 70
5.	Please tell us, and disclose in future filings, whether you were in compliance with the covenants related to your senior unsecured debt and your Unsecured Line of Credit as of the balance sheet date.
As of December 31, 2007, the Company was in compliance with all of its covenants related to its senior unsecured debt and its Unsecured Line of Credit. In future Form 10-Q and Form 10-K filings, the Company will disclose its compliance status.
Schedule 14A Filed April 10,2008
Executive Compensation Discussion and Analysis, page 1
Base Salary, Page 13

Securities and Exchange Commission
Attention: Mark Rakip, Staff Accountant
November 14, 2008

6.	We note the disclosure here that base salaries are determined by agreements and that increases are determined by the committee. Please tell us the material terms of the employment agreements for each named officer that dictates the components of executive compensation. For instance, tell us how the base salary was determined based on the terms of the agreements. Also, please tell us how the increases in base salaries were determined and the factors considered. Please provide such disclosure in your future filings.
Each Named Executive Officer’s employment agreement identifies a specific minimum base salary, and provides that such Named Executive Officer’s base salary will be subject to discretionary increase on an annual basis as approved by the Compensation Committee in accordance with the Company’s compensation policies, as they may be established from time to time. The terms of the agreements do not limit the discretion of the Committee to any factors. The agreements do establish minimum amounts but these minimums were set several years ago at the time that the agreements were executed and therefore are not material to an understanding of the Named Executive Officers’ current base salaries.
As indicated on page 13, the Compensation Committee may consider a number of factors in determining increases to the Named Executive Officers’ respective base salaries. Further, base salary determinations were made by the Compensation Committee following recommendations provided by the Chief Executive Officer and the Chief Financial Officer as indicated on page 12. However, the Compensation Committee determined only to make modest cost-of-living increases to each Named Executive Officer’s base salary except in the case of the CEO. The Compensation Committee determined that the strong performance of the Company in 2006 and the Chief Executive Officer’s leadership of the Company warranted an additional increase to the Chief Executive Officer’s base salary. This determination was subjective and not based upon specific criteria established prior to, in or following 2006. In future filings, the Company will provide disclosure identifying the factors considered by the Compensation Committee in determining whether further increases in base salary are appropriate.
7.	We note the reference to the compensation consultants. Please identify the consultants and tell us their role in your compensation determinations. Provide similar disclosure in future filings.
As indicated on page 13, the base salaries of the Named Executive Officers are a function of the minimum base salaries specified in their employment agreements and the increases to such base salaries approved by the Compensation Committee.

Securities and Exchange Commission
Attention: Mark Rakip, Staff Accountant
November 14, 2008

Although the Compensation Committee consulted with outside compensation consultants during the negotiation of the Named Executive Officers’ respective employment agreements in 2002 and 2005, the input received from such consultants is no longer considered by, and is therefore not material to the determinations of, the Company’s Compensation Committee. To eliminate confusion, the Company will remove from future filings the reference to the role of outside compensation consultants in setting the base salaries identified in each Named Executive Officer’s employment agreement.
As further indicated on page 13, in determining appropriate base salary increases, the Compensation Committee considers, among other things, peer information provided by compensation consultants. As disclosed on page 11, FPL Associates, an outside consultant, was retained in 2007 to review the appropriateness of the compensation of the Named Executive Officers and, as part of its review, surveyed a range of real estate companies that included not only the Company’s industrial peers, but similarly sized companies and companies with similar operating strategies from other sectors of the REIT industry. The Compensation Committee used this survey to gauge generally the appropriateness of the Company’s executive compensation programs. In future filings, the Company will include disclosure to clarify that the survey prepared by the Company’s outside compensation consultants is used, among other things, to gauge the appropriateness of the levels of base compensation paid to its Named Executive Officers.
Incentive Bonuses, page 13
8.	We note the disclosure of the maximum cash and equity bonuses in the table towards the bottom of page 13. The disclosure in the noted table does not reconcile with the disclosure on the previous page that the break down of total compensation was a 1/3 vs. 2/3 split between base salary and incentive compensation. Please tell us how the disclosure reconciles and provide similar disclosure in future filings.
The disclosure on page 12 reflects both philosophy and fact. The Compensation Committee’s philosophy is that a majority of executive compensation should be performance-based. Further, in recent years, base salary and benefits/perquisites has constituted approximately 1/3 of each Named Executive Officer’s compensation, while incentive compensation has comprised approximately 2/3 of each Named Executive Officer’s compensation. The Summary Compensation Table indicates that this proportion was achieved in each of 2006 and 2007. In future filings, the Company will clearly indicate that the proportion of base salary and benefits/perquisites to incentive compensation is a historical measurement, and that the proportion may vary in future years.

Securities and Exchange Commission
Attention: Mark Rakip, Staff Accountant
November 14, 2008

Although, as the Staff notes, the Named Executive Officers have the opportunity to achieve maximum cash and equity bonuses in amounts exceeding 2/3 of the Named Executive Officer’s total compensation, maximum bonuses have not been earned historically. In the event that the maximum cash and equity bonuses are achieved by one or more of the Named Executive Officers in a given year, causing the base salary and benefits/perquisites paid to such Named Executive Officers to represent less that 1/3 of their total compensation, the result would nevertheless be consistent with the Compensation Committee’s compensation philosophy, outlined on page 12, that executive officers’ compensation should be largely tied to performance criteria designed to maximize the Company’s overall performance.
9.	We note of the five performance categories, three appear to be objective categories. Please revise to disclose all the performance targets used to determine the amount of incentive bonuses to award. Also, discuss how actual results compared to those targets resulting in the bonuses awarded for fiscal year 2007. Please refer to Compliance and Disclosure Interpretations Question 118.04 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for further guidance. Similar disclosure should be provided in future filings.
As indicated on page 14, when granting awards for 2007 under the Executive Officer Bonus Plan, the Compensation Committee evaluated five broad performance categories, each of which contained one or more sub-categories, with the aggregate number of sub-categories totaling 32. Of the broad performance categories, “earnings growth” was assigned a weight of 50%, while each of the other categories was assigned a weight of 12.5%. Because of the disproportionate weights assigned to the performance categories and the substantial number of subcategories, the Company does not believe that any sub-categories are individually material other than the funds from operations growth percentage target discussed on page 14. As such, the Company believes that discussion of any other individual target would be inappropriate, and is not necessary to an investor’s understanding of the Company’s compensation plan. The Company believes that it is more meaningful, and material, to investors for the Company’s disclosure to focus on the material performance categories rather than on the immaterial sub-categories.
As described in the Current Report on Form 8-K filed by the Company on May 20, 2008, the Compensation Committee has approved modifications of the criteria it will evaluate when granting incentive awards to the Named Executive Officers in 2008 and beyond. As a result of these modifications, when evaluating the Company’s performance in 2008 in connection with the Executive Officer Bonus Plan determinations, the Compensation Committee will consider fewer

Securities and Exchange Commission
Attention: Mark Rakip, Staff Accountant
November 14, 2008

performance categories, all of which are objective. Materiality determinations for 2007 are likely to have little relevance to the Company’s materiality determinations for 2008. In future filings, the Company intends to disclose with particularity material performance targets and thresholds relating to each performance category for the relevant fiscal year and intends to clearly illustrate the manner in which actual performance dictates the percentage of the bonus potential associated with such performance category actually achieved.
10.	We note the references to “high grade” and “average grade” in your discussion in this section. In connection with the preceding comment, please elaborate for us how the grades are determined and their significance in your overall consideration regarding incentive bonuses. Please provide similar disclosure in future filings.
As discussed in the Company’s response to Comment 9, because of the disproportionate weights assigned to the performance categories, the Company does not believe that any of the performance sub-categories are individually material, other than the funds from operations growth percentage target that is discussed on page 14. As such, the Company believes that discussion of the Compensation Committee’s analysis of these sub-categories would be inappropriate, and that it is more meaningful, and material, to investors, for the Company’s disclosure to focus on the Compensation Committee’s analysis of the broader performance categories.
11.	We note the disclosure of the bonus ranges in the last paragraph on page 14. Please tell us the percentage awarded to each named officer and discuss how that percentage was determined based on the goals you set and the actual results achieved. Please provide similar disclosure in future filings.
In response to your comment, the Company notes supplementally that the bonuses awarded by the Compensation Committee to the Named Executive Officers that participate in the Executive Officer Bonus Plan represented the following percentages of each such Named Executive Officer’s maximum cash bonus potential and maximum equity bonus potential, respectively:

	% Maximum Cash	% Maximum Equity
Named Executive Officer	Bonus Potential	Bonus Potential
Michael W. Brennan	58%	58%
Michael J. Havala	87%	87%
Johannson L. Yap	87%	87%
David P. Draft	66%	66%

Securities and Exchange Commission
Attention: Mark Rakip, Staff Accountant
November 14, 2008

After completing its evaluation of the various performance criteria described on page 14 in the Company’s proxy statement and thereby determining the estimated cash and non-cash payout for each Named Executive Officer, the Compensation Committee has the discretion to increase or decrease the amounts of such payouts, and to adjust the mix of cash versus non-cash compensation. In determining whether such adjustment would be appropriate for 2007, the Compensation Committee considered certain qualitative factors, as described on page 14, including the Chief Executive Officer and Chief Financial Officer’s recommendations concerning compensation, as noted on page 12. As disclosed at the bottom of page 14 of the Company’s proxy statement, following the review of all relevant factors, the Compensation Committee rewarded Messrs. Havala and Yap for their exceptional individual performances in the prior fiscal year. The Company will provide in future filings greater specifity regarding any qualitative factors creating future differences in incentive compensation.
     In connection with responding to the above comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to telephone me at (312) 344-4380.
Very truly yours,
/s/ Scott Musil
Enclosures

cc:	Michael Havala John H. Clayton William E. Turner II